

07003483

SECURIT... ...SSION


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MAR - 1 2007
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SEC FILE NUMBER

8-51285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lake Forest Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 South LaSalle Street, Suite 716
(No. and Street)

Chicago	**Illinois**	**60603**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Buhler **(312) 795-1970**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not *resident* in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, JAMES BUHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAKE FOREST SECURITIES, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title


"OFFICIAL SEAL"
Alan R. Juraska
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
LAKE FOREST SECURITIES, LLC

We have audited the accompanying statement of financial condition of LAKE FOREST SECURITIES, LLC as of December 31, 2006, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LAKE FOREST SECURITIES, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
January 30, 2007

LAKE FOREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2006

ASSETS

Cash	$	87,436
Deposit with clearing organization		56,864
Due from clearing organization		44,429
Vehicle, (less accumulated depreciation of $29,364)		11,116
	$	199,845

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	345
Commissions payable		27,334
		27,679
Members' Equity		172,166
	$	199,845

See accompanying notes.

LAKE FOREST SECURITIES, LLC

STATEMENT OF OPERATIONS
for the year ended December 31, 2006

Revenues		
Trading income	$	517,449
Interest and other income		2,676
		520,125
Expenses		
Commissions and clearing fees		319,542
Employee compensation and benefits		189,164
Communications and data processing		24,845
Occupancy		18,075
Professional fees		5,600
Other expenses		3,407
		560,633
Net Income (Loss)	$	(40,508)

See accompanying notes.

LAKE FOREST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2006

Balance, January 1, 2006	$	212,674
Net income (loss)		(40,508)
Balance, December 31, 2006	$	172,166

See accompanying notes.

LAKE FOREST SECURITIES, LLC

STATEMENT OF CASH FLOWS
for the year ended December 31, 2006

Operating Activities	
Net income (loss)	$ (40,508)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,775
Changes in operating assets and liabilities:	
Deposits with clearing organization	(1,534)
Due from clearing organization	(758)
Accounts payable and accrued expenses	(8,856)
Commissions payable	7,838
Net Cash Used by Operating Activities	(42,043)
Net Increase (Decrease) in Cash	(42,043)
Cash, Beginning of Year	129,479
Cash, End of Year	$ 87,436

See accompanying notes.

LAKE FOREST SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2006

1. Organization and Business

Lake Forest Securities, LLC (the "Company"), was organized in the State of Illinois as a limited liability company on August 28, 1998. The Company is a registered securities broker-dealer with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company provides security execution services to retail customers primarily in the Chicago area. Customer transactions are cleared on a fully disclosed basis through another broker.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related income and expenses are recorded on the trade date basis.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

Depreciation

The vehicle is stated at cost and is depreciated using an accelerated method over the estimated useful life of the asset.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $100,000. At December 31, 2006 the Company had net capital and net capital requirements of $161,050 and $100,000, respectively.

4. Credit Concentration

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits, the Company's deposits with its clearing organization and amounts due from the clearing organization.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of failure of any introduced account to make timely payment for securities purchased or timely and good delivery of securities sold.

The Company uses one clearing organization for its operations and maintains a deposit with the clearing organization. The Company manages this risk by monitoring the performance of the clearing organization and maintains its clearing deposit in government securities.

5. Operating Lease Commitment

The Company leases office space under an operating lease expiring July 31, 2007. The lease requires the Company to pay its proportionate share of real estate taxes and all direct costs of operations, repair and maintenance and management of the building over a base amount. Rent expense for the year ended December 31, 2006 was $17,461.

The future minimum lease payment required under this lease, ending July 31, 2007, is $10,010.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LAKE FOREST SECURITIES, LLC** as of **December 31, 2006**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)					$ 172,166	[3480]
2.	Deduct: Ownership equity not allowable for net capital					0	[3490]
3.	Total ownership equity qualified for net capital					$ 172,166	[3500]
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities						[3525]
5.	Total capital and allowable subordinated liabilities					$ 172,166	[3530]
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)			$ 11,116	[3540]		
	1. Additional charges for customers' and non-customers' security accounts				[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts				[3560]		
	B. Aged fail-to-deliver				[3570]		
	1. Number of items		[3450]				
	C. Aged short security differences- less reserved of		[3460]		[3580]		
	2. Number of items		[3470]				
	D. Secured demand note deficiency				[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges				[3600]		
	F. Other deductions and/or charges				[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)				[3615]		
	H. Total deduction and/or charges					$ (11,116)	[3620]
7.	Other additions and/or allowable credits (List)					0	[3630]
8.	Net Capital before haircuts on securities positions					$ 161,050	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):						
	A. Contractual securities commitments				[3660]		
	B. Subordinated securities borrowings				[3670]		
	C. Trading and Investment securities						
	1. Bankers' acceptance, certificates of deposit, and commercial paper				[3680]		
	2. U.S. and Canadian government obligations				[3690]		
	3. State and municipal government obligations				[3700]		
	4. Corporate obligations				[3710]		
	5. Stocks and warrants				[3720]		
	6. Options				[3730]		
	7. Arbitrage				[3732]		
	8. Other securities				[3734]		
	D. Undue concentration				[3650]		
	E. Other (List)				[3736]	$	[3740]
10.	Net Capital					$ 161,050	[3750]
						OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Vehicle	$ 11,116

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **LAKE FOREST SECURITIES, LLC** as of December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	1,845	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	61,050	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	158,282	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	27,679	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$	27,679	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)					[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)					[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LAKE FOREST SECURITIES, LLC

FINANCIAL AND OPTERATION COMBINED UNIFORM SINGLE REPORT PART IIA
for the year ended December 31, 2006

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2006:

Net capital per unaudited FOCUS report	$	161,050
Net capital per audited FOCUS report	$	161,050

LAKE FOREST SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.

LAKE FOREST SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2006 and does not have any PAIB accounts.

LAKE FOREST SECURITIES, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2006

The Company did not handle any customer cash or securities during the year ended December 31, 2006 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
LAKE FOREST SECURITIES, LLC

In planning and performing our audit of the financial statements of LAKE FOREST SECURITIES, LLC. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
January 30, 2007

END